FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Seismic Capital Company

Delaware	85-1703911
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1271 Ventura Blvd #479
Los Angeles, CA 91604
 (Full mailing address of principal executive offices)

(424) 512-2200
(Issuer’s telephone number, including area code)

In this report, the term “Seismic,” “we,” or the “Company” refers to Seismic Capital Company.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Seismic was formed on July 1, 2020 and, as of the date of this report, we have not yet commenced making the investments that are the core of our business plan.

Operating expenses comprise compensation, legal and professional and other operating expenses. Other operating expenses includes advisor fees and marketing expenses. Operating expenses for the six months ended June 30, 2022 increased $949,501 (or 122%) to $1,725,589 from $776,088 for the six months ended June 30, 2021.

The increase was primarily attributable to:

•	A $667,188 (or 153%) increase in compensation related to increased compensation outlined in the executive employment agreements.

•	A $297,756 (or 351%) increase in other operating expenses related to our fundraising activities (including our Regulation A Offering) and payments to advisors in 2022.

The increase was partially offset by a $15,443 (or 6%) decrease in legal and professional fees.

Accordingly, the Company had net losses for the six months ended June 30, 2022 and June 30, 2021 of $1,741,642 and $776,088, respectively.

Liquidity and Capital Resources

In order to conduct our proposed operation, we will need the net proceeds from our Regulation A Offering. The Company may also obtain lines of credit to provide working capital and to fund acquisitions as well as offer shares in private placements under Regulation D. Other than described above, we currently have no bank line of credit and have not received a commitment from any lender to provide us with financing.

As of June 30, 2022, we have not generated any revenues and our operations have been funded through advances from our officers and seed investors, loans from our loan program and proceeds from our offerings of securities. As of June 30, 2022, we have negative working capital of $5,395,755 and an accumulated deficit of $6,873,338. As such, substantial doubt exists regarding our ability to continue as a going concern for a period of at least twelve months from the date of this filing. Our failure to raise additional short-term capital could have a negative impact on not only our financial condition but also our viability.

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As of June 30, 2022, the company owes $319,180 to officers for advances, and $4,559,376 to our founders in deferred compensation.

In December 2021, the Company entered into two notes payable with two unrelated parties for a total consideration of $100,000. These notes bear interest at 12% and are due in December 2022. The note holders may elect to receive 2% of interest in shares at a rate of $5.50 per share and the remaining 10% in cash. The note holders also may elect to receive all or any part of the principal amount and interest on the due date or any earlier prepayment date at a rate of 11,182 shares of common stock for every $50,000 of principal amount.

In January and February 2022, the Company entered into four additional notes for consideration of $200,000 on the same terms as the above the notes and are due in January and February 2023.

As of June 30, 2022, we have gross proceeds of $223,650 from our Regulation A offering. If we do not raise the maximum amount of in our Regulation A Offering, we will limit our operations, including making fewer investments and making investments that may not fit our target profile.

Trend Information

The COVID-19 pandemic and concurrent economic slowdown are causing shifts in every area of society. We expect a huge increase in creativity and in re-thinking how business is done and how people navigate their daily lives. We are poised to foster some of the growth and change that is anticipated. We believe there are many industries, niches, and processes ripe for disruption. Here are just a few examples:

•	mobile banking targeted at unbanked populations;

•	educational digital testing and student performance optimization;

•	brand engagement through online gaming and cellular network utilization;

•	trusted proprietary platform for online goods auctions; and

•	Short-form video content platform for social media entertainment marketing.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading. They have been prepared in accordance with the instructions to Form 1-SA and therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

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SEISMIC CAPITAL COMPANY

FINANCIAL STATEMENTS

JUNE 30, 2022

SEISMIC CAPITAL COMPANY

BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	$14,011	$104,012
Prepaid expenses	24,487	24,054

TOTAL CURRENT ASSETS	38,498	128,066

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	230,222	246,170
Accrued expenses	15,131	287,828
Accrued interest	16,328	-
Accrued compensation - founders	4,559,376	3,454,688
Advances from founders	313,196	240,184
Notes payable	300,000	100,000
Liability for common stock to be issued	-	35,000

TOTAL CURRENT LIABILITIES	5,434,253	4,363,870

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 200,000,000 shares authorized, 26,720,313 and 26,614,479 shares issued and outstanding	26,720	26,614
Additional paid-in capital	1,450,863	869,278
Accumulated deficit	(6,873,338)	(5,131,696)

TOTAL STOCKHOLDERS' DEFICIT	(5,395,755)	(4,235,804)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$38,498	$128,066

The accompanying notes are an integral part of these financial statements.

F-1

SEISMIC CAPITAL COMPANY

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
REVENUE	$-	$-

OPERATING EXPENSES
Compensation	1,104,688	437,500
Legal and Professional	238,217	253,660
General and Administrative expenses	382,684	84,928

TOTAL OPERATING EXPENSES	1,725,589	776,088

INTEREST EXPENSE	16,053	-

NET LOSS	(1,741,642)	(776,088)

Weighted average number of common shares, basic and diluted	26,628,936	26,526,679

Basic and diluted net loss per common share	$(0.07)	$(0.03)

The accompanying notes are an integral part of these financial statements.

F-2

SEISMIC CAPITAL COMPANY

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Dollar	Capital	Deficit	Deficit
Balance at January 1, 2022	26,614,479	26,614	869,278	(5,131,696)	(4,235,804)

Issuance of common shares for cash	30,836	31	169,160	-	169,191
Issuance of shares to advisors	74,998	75	412,425	-	412,500
Net loss	-	-	-	(1,741,642)	(1,741,642)

Balance at June 30, 2022	26,720,313	$26,720	$1,450,863	$(6,873,338)	$(5,395,755)

Balance at January 1, 2021	26,393,534	$26,393	$365,675	$(922,887)	$(530,819)

Issuance of common shares for cash	85,834	86	171,582	-	171,668
Issuance of common shares for services	68,750	69	137,431	-	137,500
Net loss	-	-	-	(776,088)	(776,088)

Balance at June 30, 2021	26,548,118	26,548	674,688	(1,698,975)	(997,739)

The accompanying notes are an integral part of these financial statements.

F-3

SEISMIC CAPITAL COMPANY

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,741,642)	(776,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of shares for services	137,500	137,500
Deferred offering costs	-	50,000

Change in operating assets and liabilities:
Change in prepaid expenses	(433)	3,608
Change in accounts payable	(15,948)	90,623
Change in accrued expenses	18,631	(137,500)
Change in accrued compensation - founders	1,104,688	437,500

NET CASH USED IN OPERATING ACTIVITIES	(497,204)	(194,357)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from notes payable	200,000	-
Advances from officers	255,608	66,416
Repayment of advances from officers	(182,596)	-
Proceeds on sale of common stock	134,191	171,668

NET CASH PROVIDED BY FINANCING ACTIVITIES	407,203	238,084

NET INCREASE (DECREASE) IN CASH	(90,001)	43,727

CASH, BEGINNING OF PERIOD	104,012	5,683

CASH, END OF PERIOD	$14,011	$49,410

SUPPLEMENTAL DISCLOSURES:
Interest paid in cash	$-	$-
Income taxes paid in cash	$-	$-
Issuance of common stock for subscription received at 12/31/21	$35,000	$-
Issuance of common stock for accrued liablities	$275,000	$-

The accompanying notes are an integral part of these financial statements.

F-4

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Business Activities: Seismic Capital Company (the “Company”) was incorporated in the state of Delaware on July 1, 2020. The Company was formed to raise capital and acquire early stage, primarily technology, companies that would benefit from financial, advisory, back-office, relationship and other support. The Company has started identifying target companies and is in the process of developing business plans specific to these targets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Emerging Growth Company: The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Basis of Presentation: The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial statements as of June 30, 2022, and 2021, are unaudited; however, in the opinion of management such interim financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented. The accompanying financial information should be read in conjunction with the financial statements and the notes thereto in the Company’s most recent Annual Report on Form 1-K, as filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022. The results of operations for the period presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

Cash and Cash Equivalents: The Company considers cash equivalents to include cash and investments with an original maturity of three months or less. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2022 and December 31, 2021, the Company has not experienced losses on this account.

F-5

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates: GAAP requires that the financial statements include estimates by management in the valuation of certain assets and liabilities at the date of the financial statement. Management uses its historical records and knowledge of its business in making these estimates. Accordingly, actual results may differ from these estimates.

Stock-Based Compensation: The Company accounts for share-based compensation arrangements in accordance with Financial Accounting Standards Board (“FASB”) ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards to be based on estimated fair values. For restricted stock units, the value of the award is based on the Company’s stock price at the grant date. Expense is recognized over the vesting period for all awards.

Reclassification: Certain prior year numbers were reclassified to conform to the current year presentation.

Recent Accounting Standards: Management does not believe that any recently issued, but not yet effective, accounting standards update, if currently adopted, would have a material effect on the Company’s financial statements.

Note 2 – Going Concern

These accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a period following the date of these financial statements. The Company is in its early stage and has not yet started generating revenue. It relies on capital raises to implement its business plan. The Company is in the process of raising funds which it believes should be sufficient to commence operations, however, at this early stage, there is no assurance that the Company will raise enough funds or generate sufficient revenues to pay its obligations as they become due, which raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying value of assets or classification of liabilities as a result of this uncertainty.

F-6

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

Note 3 – Related Party Transactions

During the six months ended June 30, 2022, officers of the Company advanced $35,000 to the Company and also paid $220,608 for various expenses on behalf of the Company. During the period ended June 30, 2022, the Company made repayments on balances due to shareholders in the amount of $182,596. The balance of advances totaling $313,196 has no repayment terms and does not bear interest.

During the six months ended June 30, 2021, officers of the Company paid $66,416 for various expenses on behalf of the Company. The balances of advances totaling $83,075 at June 30, 2021, includes $16,659 from the period from July 1, 2020 through December 31, 2020. The balances of these advances had no repayment terms and did not bear interest.

Note 4 – Equity

The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.001 per share.

26,250,000 shares of common stock were issued pursuant to four Founder Stock Purchase Agreements effective July 1, 2020. The consideration totaling $1,050 ($0.00004 per share) was received in September 2020. The $103,950 excess of the then par value over the cash consideration was recorded as compensation to founders.

17,062,500 of these shares are subject to a Company repurchasing option schedule requiring the founders to maintain their business relationship as described in the agreement. The repurchasing option expires on a total of 6,562,500 shares on July 1, 2022 and 3,937,500 shares on July 1, 2023. The shares eligible for repurchase by the Company are at the option of the Company at the then fair market value of the vested shares in the event of a termination, bankruptcy, or divorce.

During the the six month ended June 30, 2021, the Company issued a total of 68,750 shares of common stock valued at $137,500 to 11 advisors for services received. During the six month ended June 30, 2021, as part of its fundraising efforts, the Company issued 85,834 shares of common stock for a net cash consideration of $171,668 (net of fees totaling $1,600) at prices of $2 per share.

During the six months ended June 30, 2022, the Company issued a total of 74,998 shares of common stock valued at $412,500 to 11 advisors for services received at a price of $5.50 per share, $137,500 was for services rendered during the six months ended June 30, 2022, and $275,000 related to prior period. And the company issued 30,836 shares of common stock at a price of $5.50 per share for a net amount of $169,191, (net of fees of $359).

F-7

SEISMIC CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

Note 5 – Commitments and Contingencies

Employment Agreements: On August 25, 2020, the Company entered into employment agreements with three founders of the Company, effective July 1, 2020. Each agreement is for a period of five years at a salary of $250,000 per year, plus the possibility of a bonus ranging between 50% and 200% of the annual salary. The Company accrued $375,000 with respect to these agreements at December 31, 2020. The Company also entered into a similar agreement on August 28, 2020 with a fourth founder at a salary of $125,000 per year. Such contract is expected to become effective on January 1, 2021. The employment agreements also provide for a contingent signing bonus equal to each founder’s annual salary if the Company closes on the sale of the Company’s equity securities in the aggregate amount of no less than $5,000,000.

The Company also entered into service agreements with 12 advisors for two years ending in June 2022 under which the Company will issue up to $25,000 worth of shares annually to each advisor. The Company issued $137,500 of shares during the six months ended June 30, 2021, for services received from the advisors for the period from July 1, 2020 through December 31, 2020.

During the six months ended June 30, 2022 and 2021, the Company accrued $137,500 and $62,500, respectively in relation to the services provided by the 11 remaining advisors. As of June 30, 2022 and December 31, 2021, the unpaid accrued compensation related to the agreements totaled $12,500 and $287,500, respectively. The amounts are included in accrued expenses on the balance sheet. During the six months ended June 30, 2022, the Company issued 74,998 shares of common stock totaling $412,500 to pay down accrued compensation ($137,500 for services rendered during the six months ended June 30, 2022, and $275,000 related to a prior period).

During the six months ended June 30, 2022, the Company accrued $1,104,688 with respect to the agreement with the founders. As of June 30, 2022, the unpaid accrued compensation related to the agreements with the founders totaled $4,559,376.

During the six months ended June 30, 2021, the Company accrued $437,500 with respect to the agreement with the founders. As of June 30, 2021, the unpaid accrued compensation related to the agreements with the founders totaled $812,500.

Legal Matters: From time to time, the Company may be involved in legal proceedings in the normal course of its business. The Company is not involved in any legal proceedings at the present time.

Note 6 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through September 27, 2022. Subsequent to June 30, 2022, we issued 4,548 shares of common stock for a total cash consideration of $25,000.

F-8

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	First Amended and Restated Certificate of Incorporation(1)

2.2	Bylaws(1)

4.	Form of Subscription Agreement(1)

6.1	Employment Agreement (Steven Weinstein)(1)

6.2	Employment Agreement (Eric White)(1)

6.3	Employment Agreement (Alice Neuhauser)(1)

6.4	Employment Agreement (Yann Geron)(1)

6.5	Letter of Intent between the Company and Blockbonds/Spenn AS dated November 16, 2020(1)

6.6	Letter of Intent between the Company and Spare CS, Inc. dated November 16, 2020(1)

6.7	Letter of Intent between the Company and Parq, Inc. dated November 16, 2020(1)

8.	Escrow Agent Agreement(1)

(1)	Filed as an exhibit to Seismic Capital Company Regulation A Offering Statement on Form 1-A (Commission File No. 024-11376)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEISMIC CAPITAL COMPANY

By	/s/ Steven P. Weinstein
Name:	Steven P. Weinstein
Title:	Chief Executive Officer
Date:	September 27, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Steven P. Weinstein	Date: September 27, 2022
Steven P. Weinstein
Chief Executive Officer

/s/ Alice P. Neuhauser	Date: September 27, 2022
Alice P. Neuhauser
Chief Financial Officer, Principal Accounting Officer